

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 11, 2016

<u>Via E-mail</u>
Daniel T. Scavilla
Senior Vice President
 and Chief Financial Officer
Globus Medical, Inc.
2560 General Armistead Avenue
Audubon, Pennsylvania 19403

> **Re: Globus Medical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35621**

Dear Mr. Scavilla:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Brian Cascio

                            Brian Cascio
                            Accounting Branch Chief
                            Office of Electronics and Machinery